May 2, 2012

Mr. Martin James
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:          Illinois Tool Works Inc.
Form 10-K for the Fiscal Year ended December 31, 2011
Filed February 17, 2012
File No. 001-04797

Dear Mr. James:

Illinois Tool Works Inc. (the “Company” or “ITW”) hereby submits its response to your comment letter dated April 18, 2012 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2011 filed with the Securities and Exchange Commission (the “Commission”) on February 17, 2012. To facilitate your review, the full text of each of your comments is set forth below in italics followed by ITW’s response.

Form 10-K for the year ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Income, page 16

1.
We note your response to prior comment 1 indicating that you quantify and discuss the net change in operating income due to the combined impact of product mix, the cost of raw materials, labor and overhead, and pricing to customers instead of separately discussing and quantifying any individually significant causes for changes in operating income.  However, we continue to note that the explanations are overly general and do not clearly convey to investors the underlying reasons for the changes in your operating income.  In future filings, please clearly identify each factor that materially resulted in a change in operating income, whether positively or negatively, and quantify the impact of each factor. Please refer to Item 303 of Regulation S-K and Release No. 33-8350.

ITW Response:

In future filings, the Company will provide additional disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operations regarding factors that materially resulted in a change in operating income, such as quantifying the impact of selling price versus material cost comparisons, pursuant to the requirements of Item 303 of Regulation S-K and SEC Release No. 33-8350.  In addition to these disclosures, in order to improve understandability, the Company will provide additional explanations in the “Introduction” section of “Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations” regarding changes in variable margins and overhead costs and selling price versus material cost comparisons.  Below is our expanded disclosure in the “Introduction” section, with the new disclosure underlined:

“Operating leverage is the estimated effect of the base business revenue volume changes on operating income, assuming variable margins remain the same as the prior period. As manufacturing and administrative overhead costs usually do not significantly change as a result of revenues increasing or decreasing, the percentage change in operating income due to operating leverage is usually more than the percentage change in the base business revenues.  Changes in variable margins and overhead costs represent the estimated effect of non-volume related changes in base business operating income and may be driven by a number of factors, including changes in product mix, the cost of raw materials, labor and overhead, and pricing to customers.  Selling price versus material cost comparisons represent the estimated net impact of increases or decreases in the cost of materials used in the Company’s products versus changes in the selling price to the Company’s customers.  Management reviews these price versus cost comparisons by analyzing the net impact of changes to each segment’s operating margin.”

Financial Statements, page 50

2.
We note your response to prior comment 5 indicating that you made certain changes in your internal management reporting structure in 2011 that resulted in changes in some of the reportable segments and the intersegment goodwill transfers presented in the table on page 50. However, we note that while you presented the amounts in the table, you did not describe the transactions or events that resulted in the reallocation of goodwill by operating segment. As a result, please clarify for us how you have fully complied with ASC 350-20-50-1. Further, with respect to your segment disclosures on page 63, please tell us how you considered the disclosure requirements of ASC 280-10-50-34 through 50-36 related to changes in the structure of reportable segments and restatements of previously reported information. Lastly, tell us how you considered the need to discuss in MD&A these changes in your internal management reporting structure and the resulting impact on your reportable segment, goodwill allocation, and your goodwill impairment analysis pursuant to the requirements of Item 303(a) of Regulation S-K. See also SEC Release FR-60. Otherwise, confirm that you will fully comply with these requirements in your future filings.

ITW Response:

In future filings, the Company will provide additional disclosures regarding significant changes in its reportable segments, pursuant to the requirements of ASC 350-21-50-1, ASC 280-10-50-34 through 50-36, Item 303(a) of Regulation S-K and SEC Release FR-60.  In addition to indicating that the prior period segment results have been restated to conform to the current year reporting, the Company will provide disclosures regarding any significant changes in its management reporting structure that resulted in changes in the reportable segments, including the impact on the Company’s goodwill impairment analysis.

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The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the above responses, please do not hesitate to contact the undersigned at 847-657-4014.

Sincerely,

/s/ Randall J. Scheuneman

Vice President & Chief Accounting Officer
Illinois Tool Works Inc.
3600 West Lake Avenue
Glenview, IL 60026